

09040230

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- B008062
24582

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gary Hoch Agency, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

630 Elmwood Avenue
(No. and Street)

Buffalo,   New York   14222-1888
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary A. Hoch   716-881-1991
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toski, Schaefer & Co., P.C.
(Name – if individual, state last, first, middle name)

555 International Drive   Williamsville,   New York   14221
(Address)   (City)   (State)   (Zip Code)

SEC Mail Processing Section

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 0 6 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Gary A. Hoch_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Gary A. Hoch Agency, Inc._____ , as
of __December 31_____ , 20_08____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

__N/A - None_____

_____

_____

_____ _____
                                                                  Signature

                                                              President
                                                        _____
                                                                   Title

_____   TODD A. OGEEN
          Notary Public   Notary Public - State of New York
                                                     Reg. No. 01OG6145718
                                                     Qualified in Erie County
This report ** contains (check all applicable boxes):   My Commission Expires May 8, 20_10_

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOSKI, SCHAEFER & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

555 INTERNATIONAL DRIVE

WILLIAMSVILLE, NEW YORK 14221

TELEPHONE (716) 634-0700

FAX (716) 634-0764

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Gary Hoch Agency, Inc.:

We have audited the following financial statements of Gary Hoch Agency, Inc. (the Agency) as of and for the year ended December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Operations	4
Statement of Cash Flows	5
Statement of Stockholder's Equity	6

These financial statements are the responsibility of the Agency's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Gary Hoch, Agency, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Gary Hoch Agency, Inc. as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934	9

This schedule is the responsibility of the Agency's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Toski, Schaefer & Co, P.C.

Williamsville, New York
February 17, 2009

GARY HOCH AGENCY, INC.
Statement of Financial Condition
December 31, 2008

Assets

Current assets:		
Cash	$	10,281
Investments at market value - mutual fund		34,125
Loan receivable - shareholder		7,000
Equipment, at cost:		
Furniture and equipment		69,788
Leasehold improvements		20,696
		90,484
Accumulated depreciation		(90,484)
Net equipment		-
Purchased insurance accounts, less accumulated amortization of $9,638		2,414
Total assets	$	53,820

Liabilities and Stockholder's Equity

Liabilities - accounts payable and accrued expenses		2,178
Stockholder's equity:		
Common stock, no par value, 200 shares authorized; 100 shares issued and outstanding		50,000
Retained earnings		1,642
Total stockholder's equity		51,642
Total liabilities and stockholder's equity	$	53,820

See accompanying notes to financial statements.

GARY HOCH AGENCY, INC.
Statement of Operations
Year ended December 31, 2008

Income:
Commissions from mutual funds and variable annuities	$	88,474
Fee income		14,120
Investment income		879
Total income		103,473

Expenses:
Salaries, payroll taxes and benefits	61,728
Entertainment	1,841
Rent	11,100
Utilities and maintenance	6,676
Regulatory fees	2,251
Telephone	2,210
Insurance	1,078
Professional fees	1,838
Travel	1,827
Supplies	2,219
Security	685
Depreciation and amortization	1,445
Miscellaneous	1,032
Total expenses	95,930
Income before income tax expense	7,543
New York State franchise tax	(100)
Net income	$ 7,443

See accompanying notes to financial statements.

GARY HOCH AGENCY, INC.
Statement of Cash Flows
Year ended December 31, 2008

Cash flows provided by operating activities:		
Net income	$	7,443
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization		1,445
Changes in - accounts payable and accrued expenses		1,897
Net cash provided by operating activities		10,785
Cash flows from investing activities:		
Increase in investments		(880)
Additions to property and equipment		(642)
Decrease in loan to shareholder		5,000
Net cash used in investing activities		3,478
Cash flows from financing activities - dividends paid		(6,500)
Net increase in cash		7,763
Cash at beginning of year		2,518
Cash at end of year	$	10,281

See accompanying notes to financial statements.

GARY HOCH AGENCY, INC.
Statement of Stockholder's Equity
Year ended December 31, 2008

	Common stock	Retained earnings	Total
Balances at December 31, 2007	$ 50,000	699	50,699
Net income	-	7,443	7,443
Dividends paid	-	(6,500)	(6,500)
Balances at December 31, 2008	$ 50,000	1,642	51,642

See accompanying notes to financial statements.

GARY HOCH AGENCY, INC.

Notes to Financial Statements

December 31, 2008

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Gary Hoch Agency, Inc. (the Agency), is engaged principally in the sale of mutual fund investments, variable annuities and insurance.

(b) Basis of Accounting

The books of account are maintained and the financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Under this method, revenues are recorded when earned and expenses are recorded when incurred.

(c) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash

Cash includes money market accounts and any highly liquid debt instruments purchased with maturity of three months or less.

(2) Related Party Transactions

Gary Hoch provides office space to the Agency. The total for these charges during the year ended December 31, 2008 amounted to $9,000. A relative of Gary Hoch provides storage space for the Agency. The total of these charges amounted to $2,100 for the year ended December 31, 2008.

(3) Net Capital Requirements

The Agency is subject to the net capital requirements of the United States Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Agency must maintain net capital, as defined, of the greater of $5,000 or one-fifteenth of its aggregate indebtedness, as defined. At December 31, 2008, the Agency's net capital and excess net capital were $42,228 and $37,228, respectively. The ratio of aggregate indebtedness to net capital was approximately .06 to 1.

GARY HOCH AGENCY, INC.

Notes to Financial Statements, Continued

(4) Reserve Requirement

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Agency's business (note 1), these conditions are satisfied and the Agency claims an exemption under subparagraph (k)(1) of the Rule.

(5) Possession and Control Requirements

The Agency follows the requirements of Rule 15C 3-3(d) in regard to the possession and control of securities and security account records. No accounts are on margin. All broker revenue were with mutual funds and variable annuities other than investment and interest income. Insurance commissions are the result of primarily direct billings by the applicable insurance companies.

(6) Reconciliation of Focus Report

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the broker-dealer's corresponding unaudited Part IIA. After review of Form X-17A-5 presented by the Agency, no material differences exist.

(7) Pension Plan

The Company adopted a retirement plan established under the provisions of Section 401(k) of the Internal Revenue Code effective on January 1, 2007. The plan covers substantially all employees who have attained age 21 and have completed one year or 1,000 hours of service. The Agency's contributions are entirely discretionary upon loans of directors approval. Contributions to the plan for the year ended December 31, 2008 amounted to $11,585.

(8) Income Taxes

The Agency has elected S Corporation status with the Internal Revenue Service. An S Corporation passes its taxable income on to its stockholders, who report the income on their personal returns. Accordingly, the Agency does not reflect a provision for income taxes in its financial statements.

GARY HOCH AGENCY, INC.

Computation of Net Capital Pursuant to Rule 15c3-1 of
the Securities Exchange Act of 1934

As of December 31, 2008

Total stockholder's equity from statement of financial condition	$ 51,642
Non-allowable assets from statement of financial condition	9,414
Net capital	42,228
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness $145 or $5,000)	5,000
Excess net capital	$ 37,228
Aggregate indebtedness - accounts payable and accrued expenses	$ 2,178
Ratio - Aggregate indebtedness to net capital	.06 to 1

TOSKI, SCHAEFER & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

555 INTERNATIONAL DRIVE

WILLIAMSVILLE, NEW YORK 14221

TELEPHONE (716) 634-0700

FAX (716) 634-0764

The Board of Directors
Gary Hoch Agency, Inc.:

In planning and performing our audit of the financial statements of Gary Hoch Agency, Inc. (the Agency) for the year ended December 31, 2008 (on which we issued our report dated February 17, 2009), we considered its internal control, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Agency's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Agency (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Agency in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Agency does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Agency is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Agency has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Agency's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Agency's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Toski, Schaefer & Co, P.C.

Williamsville, New York
February 17, 2009

GARY HOCH AGENCY, INC

Financial Statements and Supplemental Schedule

December 31, 2008

(With Independent Auditors' Report and
Supplemental Report on Internal Control)